Exhibit 99.7

IMPERIAL CHEMICAL INDUSTRIES PLC (the “Company”)

Annual Information Update for the 12 months up to and including 16 March 2006

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained therein (except as expressly be set out therein). The information referred to below is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

1.	Regulatory announcements

The following UK regulatory announcements have been made by the Company via a Regulatory Information Service during the previous 12 months. Copies of these announcements can be viewed at the London Stock Exchange’s website at www.londonstockexchange.com/en-gb/pricesnews/marketnews under name/code ICI and at the Company’s website at http://www.ici.com/ICIPLC/news/stock_exchange.jsp

Date of Publication	Regulatory Headline

14 March 2005	Holding in Company – Brandes Investment Partners, L.P

15 March 2005	Report and Accounts, Letter to Shareholders (including Notice of AGM), Form of Proxy and Articles of Association available at UKLA

17 March 2005	Director Shareholding – Disposal from Employee Benefit Trust

24 March 2005	Director Shareholding – Disposal from Employee Benefit Trust

31 March 2005	Holding in Company – Morley Fund Management

31 March 2005	Director Shareholding – Purchase of shares by Mr P B Ellwood

4 April 2005	Director Shareholding – Disposal from Employee Benefit Trust

7 April 2005	Director Shareholding – Disposal from Employee Benefit Trust

11 April 2005	Director Shareholding – Disposal from Employee Benefit Trust

15 April 2005	Holding in Company – Barclays PLC

19 April 2005	Director Shareholding – Disposal from Employee Benefit Trust

21 April 2005	Holding in Company – Barclays PLC

25 April 2005	Holding in Company – Barclays PLC

5 May 2005	First Quarter Results

6 May 2005	Director Shareholding – Disposal from Employee Benefit Trust

10 May 2005	Director Shareholding – Disposal from Employee Benefit Trust

25 May 2005	Imperial Chemical Industries PLC 2005 AGM Statement

25 May 2005	Imperial Chemical Industries PLC 2005 AGM Results

28 June 2005	Director Shareholding – Disposal from Employee Benefit Trust

30 June 2005	Director Shareholding – Purchase of shares by Mr P B Ellwood

4 July 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

6 July 2005	Blocklisting Interim Review

8 July 2005	Acquisition of Celanese Emulsion Powders Business

11 July 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

15 July 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

19 July 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

20 July 2005	Pension Fund Valuation

28 July 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

4 August 2005	Interim Results

5 August 2005	Dividend Declaration

9 August 2005	Director /PDMR Shareholding – Sale of shares by Mr L J Berlik

10 August 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

11 August 2005	Interim Report 2005 available at UKLA

15 August 2005	Directorate – death of Mr T A Scott, CFO

16 August 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

17 August 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

22 August 2005	Methacrylates – Update

24 August 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

26 August 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

1 September 2005	Completion of acquisition of Celanese Emulsion Powders Business

2 September 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

6 September 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

13 September 2005	Holding in Company – Barclays PLC

13 September 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

22 September 2005	Holding in Company – Legal & General Group PLC

27 September 2005	Holding in Company – Brandes Investment Partners, L.P

28 September 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

30 September 2005	Director/PDMR Shareholding – Purchase of shares by Mr P B Ellwood

7 October 2005	Holding in Company – Brandes Investment Partners, L.P

17 October 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

18 October 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

18 October 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

1 November 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

2 November 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

2 November 2005	Holding in Company – The Capital Group of Companies, Inc

3 November 2005	Third Quarter Results

3 November 2005	Directorate – appointment of Mr A J Brown, CFO

8 November 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

8 November 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

9 November 2005	Holding in Company – Brandes Investment Partners, L.P

14 November 2005	Directorate – confirmation of Mr A J Brown’s appointment as CFO

15 November 2005	Director/PDMR Shareholding – Mr A J Brown PGP Award

15 November 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

16 November 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

22 November 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

30 November 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

7 December 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

14 December 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

21 December 2005	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

30 December 2005	Director/PDMR Shareholding – Purchase of shares by Mr P B Ellwood

3 January 2006	Blocklisting Interim Review

5 January 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

12 January 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

13 January 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

18 January 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

24 January 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

25 January 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

30 January 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

31 January 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

3 February 2006	Holding in Company – The Capital Group of Companies, Inc

3 February 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

7 February 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

9 February 2006	Announcement of Final Results

14 February 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

14 February 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

14 February 2006	Director/PDMR Shareholding – vesting of 2003-2005 PGP Award

24 February 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

24 February 2006	Holding in Company – Morley Fund Management

27 February 2006	Holding in Company – BNP Paribas

27 February 2006	Director/PDMR Shareholding – 2006 – 2008 PGP Award

28 February 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

2 March 2006	Director /PDMR Shareholding – Sale of shares by Mr L J Berlik

8 March 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

9 March 2006	Holding in Company – Legal & General

9 March 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

10 March 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

14 March 2006	Report and Accounts, Letter to Shareholders (including Notice of AGM) and Form of Proxy available at UKLA

2.	Documents filed with the Registrar of Companies

The following documents have been filed by the Company with the Registrar of Companies at Companies House during the previous 12 months.

Copies of these documents may be obtained from Companies House:

Companies House
Crown Way
Cardiff
CF14 3UZ

e-mail: enquiries@companies-house.gov.uk

or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk

Date of filing	Document Type	Description

18 March 2005	88(2)	Return of allotment of shares

22 March 2005	88(2)	Return of allotment of shares

31 March 2005	88(2)	Return of allotment of shares

8 April 2005	88(2)	Return of allotment of shares

21 April 2005	88(2)	Return of allotment of shares

28 April 2005	88(2)	Return of allotment of shares

10 May 2005	88(2)	Return of allotment of shares

13 May 2005	88(2)	Return of allotment of shares

20 May 2005	88(2)	Return of allotment of shares

7 June 2005	Resolutions	Disapplication of pre-emption rights, Authority to allot shares, adoption of new Articles of Association

14 June 2005	88(2)	Return of allotment of shares

22 June 2005	363a	Annual return

12 July 2005	288b 288a	Resignation of Secretary Appointment of Secretary

20 July 2005	88(2)	Return of allotment of shares

23 July 2005	88(2) 88(2)	Return of allotment of shares Return of allotment of shares

28 July 2005	88(2)	Return of allotment of shares

1 August 2005	88(2)	Return of allotment of shares

9 August 2005	88(2)	Return of allotment of shares

11 August 2005	88(2)	Return of allotment of shares

15 August 2005	AA	Group Accounts

16 August 2005	88(2)	Return of allotment of shares

7 September 2005	288b	Resignation of Director

8 September 2005	88(2)	Return of allotment of shares

4 October 2005	88(2)	Return of allotment of shares

11 October 2005	288c	Director’s particulars changed

12 October 2005	88(2)	Return of allotment of shares

31 October 2005	88(2)	Return of allotment of shares

9 November 2005	88(2)	Return of allotment of shares

16 November 2005	288a	Appointment of director

22 November 2005	88(2)	Return of allotment of shares

23 November 2005	288c	Director’s particulars changed

9 December 2005	88(2)	Return of allotment of shares

28 December 2005	88(2)	Return of allotment of shares

4 January 2006	88(2)	Return of allotment of shares

11 January 2006	88(2)	Return of allotment of shares

20 January 2006	88(2)	Return of allotment of shares

26 January 2006	88(2)	Return of allotment of shares

14 February 2006	88(2)	Return of allotment of shares

16 February 2006	88(2)	Return of allotment of shares

22 February 2006	88(2)	Return of allotment of shares

2 March 2006	88(2)	Return of allotment of shares

3.	Documents filed with the Financial Services Authority

The following documents have been filed by the Company with the Financial Services Authority during the previous 12 months. These documents may be viewed at the UK Listing Authority’s Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London E14 5HS. Copies of these documents are also available on request from the Company’s Registered Office at 20 Manchester Square, London, W1U 3AN.

Date of Publication	Document

15 March 2005	Annual Report and Accounts 2004 Annual Review 2004 Letter to Shareholders (including Notice of AGM) 2005 Form of Proxy Draft new Articles of Association

11 August 2005	2005 Interim Report

14 March 2006	Annual Report and Accounts 2005 Annual Review 2005 Letter to Shareholders (including Notice of AGM) 2006 Form of Proxy

4. Documents filed with the Securities and Exchange Commission

The following documents have been filed with the Securities and Exchange Commission by virtue of Shares listed on the New York Stock Exchange. Full details of these filings can be viewed at www.sec.gov/edgar/searchedgar/webusers.htm by searching under Companies & Other Filers for Imperial Chemical Industries PLC.

Date of Publication	Documents

16 March 2005	6-K Report of foreign issuer

1 April 2005	Form 20-F

5 April 2005	6-K Report of foreign issuer

6 May 2005	6-K Report of foreign issuer

6 June 2005	6-K Report of foreign issuer

30 June 2005	S-8 Securities to be offered to employees in employee benefit plans

5 July 2005	6-K Report of foreign issuer

8 August 2005	6-K Report of foreign issuer

11 August 2005	6-K Report of foreign issuer

9 September 2005	6-K Report of foreign issuer

5 October 2005	6-K Report of foreign issuer

4 November 2005	6-K Report of foreign issuer

19 December 2005	6-K Report of foreign issuer

6 January 2006	6-K Report of foreign issuer

2 February 2006	11-k Annual report of employee stock purchase, savings and similar plans
11-k Annual report of employee stock purchase, savings and similar plans
11-k Annual report of employee stock purchase, savings and similar plans
11-k Annual report of employee stock purchase, savings and similar plans
11-k Annual report of employee stock purchase, savings and similar plans
11-k Annual report of employee stock purchase, savings and similar plans
11-k Annual report of employee stock purchase, savings and similar plans
11-k Annual report of employee stock purchase, savings and similar plans
11-k Annual report of employee stock purchase, savings and similar plans
11-k Annual report of employee stock purchase, savings and similar plans

3 February 2006	6-K Report of foreign issuer

9 February 2006	SC13G/A Statement of acquisition of beneficial ownership by individuals

14 February 2006	SC13G/A Statement of acquisition of beneficial ownership by individuals

3 March 2006	6-K Report of foreign issuer

14 March 2006	6-K Report of foreign issuer

A copy of this annual information update is available on request from the Company’s registered office at:

20 Manchester Square
London
W1U 3AN

For further information, please contact Emma Platts, 20 Manchester Square, London, W1U 3AN

16 March 2006